UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.        )*

Blackstone Real Estate Income Fund II

(Name of Issuer)

Advisor Class I Common Shares of Beneficial Interest, $0.001 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Judy Turchin, Esq.

Blackstone Real Estate Income Advisors L.L.C.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Income Advisors L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Special Situations Advisors L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS THE BLACKSTONE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS BLACKSTONE GROUP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS STEPHEN A. SCHWARZMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Advisor Class I Shares of Beneficial Interest, $0.001 par value per share (the “Advisor Class I Common Shares”), of Blackstone Real Estate Income Fund II, a Delaware statutory trust (the “Issuer”), registered as a closed-end, non-diversified, management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), having its principal executive office at 345 Park Avenue, New York, New York 10154.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by:

•	(i) Blackstone Real Estate Income Advisors L.L.C., which is a Delaware limited liability company (“BREIA”);

•	(i) Blackstone Real Estate Special Situations Advisors L.L.C., which is a Delaware limited liability company, (ii) Blackstone Holdings I L.P., which is a Delaware limited partnership, (iii) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (iv) The Blackstone Group L.P., which is a Delaware limited partnership, and (v) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, who is a citizen of the United States of America.

The principal business address of BREIA, each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

The principal business of BREIA is performing the functions of, and serving as, the investment manager to the Issuer. Blackstone Real Estate Special Situations Advisors L.L.C. is the sole member of BREIA. The principal business of Blackstone Real Estate Special Situations Advisors L.L.C. is performing the functions of, and serving as, the investment manager to private investment funds and other real estate vehicles.

The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder of Blackstone Real Estate Special Situations Advisors L.L.C. and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P. and other affiliated Blackstone entities.

The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc., and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 50 Advisor Class I Common Shares purchased by BREIA on December 17, 2013 was $50,000. BREIA’s payment of the aggregate purchase price was funded by cash on hand.

Item 4.	Purpose of Transaction.

The Advisor Class I Common Shares held by BREIA were acquired as described in Item 3. BREIA currently holds such Advisor Class I Common Shares for investment purposes, subject to the following.

The Reporting Persons intend to review on a continuing basis BREIA’s investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business and investment program (as described below) of the Issuer, the Reporting Persons may communicate with the board of trustees of the Issuer, members of management and/or other shareholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of trustees with a view to maximizing shareholder value and assist in raising additional capital for the Issuer through further issuances of equity by the Issuer. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer from time to time, in each case, in public or private transactions or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

On January 24, 2014, BREIA entered into an Investment Management Agreement (the “Investment Management Agreement”) with the Issuer, pursuant to which BREIA agreed to furnish continuously an investment program for the Issuer. In connection with such investment program, BREIA manages the investment and reinvestment of the Issuer’s assets, determines what investments will be purchased, held, sold or exchanged by the Issuer and what portion, if any, of the assets of the Issuer will be held uninvested, continuously reviews, supervises and administers the investment program of the Issuer, and supervises and arranges the day-to-day operations of the Issuer. The Issuer invests substantially all of its assets in Blackstone Real Estate Income Master Fund (the “Master Fund”). BREIA, in its capacity as investment manager, may have direct or indirect influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Under the Investment Management Agreement, the Issuer pays to BREIA, as compensation for its services, a management fee (“Management Fee”). The Management Fee accrues monthly and is payable quarterly. The Management Fee is calculated at the annual rate of 1.50% of the Issuer’s Managed Assets (defined below) as of the end of each month, determined before giving effect to the payment of the Management Fee being calculated or to any purchases or repurchases of shares of the Issuer or any distributions by the Issuer. “Managed Assets” means the net assets, plus the amount of leverage for investment purposes. The Management Fee payable by the Issuer for any partial calendar quarter will be prorated to reflect the portion of the calendar quarter in which BREIA is acting as an investment adviser. However, no Management Fee is payable by the Issuer to BREIA under the Investment Management Agreement with respect to any period during which the only investment security held by the Issuer is that of another registered investment company, including the Master Fund.

The Investment Management Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by BREIA to the Issuer or, if the board of trustees of the Issuer or the holders of a majority of the Issuer’s outstanding voting securities determine that the Investment Management Agreement should be terminated, by the Issuer to BREIA.

Pursuant to an expense limitation agreement (the “Expense Limitation Agreement”), BREIA has contractually agreed to waive its fees and/or reimburse expenses of the Issuer to limit the amount of certain of the Issuer’s specified expenses, subject to recapture by BREIA if certain specified expenses of the Issuer subsequently fall below 0.35% (annualized) within the three-year period BREIA bears the expense; provided, however, that BREIA may recapture a specified expense in the same year it is incurred.

Furthermore, on January 24, 2014, BREIA entered into an investment management agreement (the “Master Fund Investment Management Agreement”) with the Master Fund, with substantially similar terms to that of the Investment Management Agreement. Under the Master Fund Investment Management Agreement, the Master Fund pays to BREIA, as compensation for its services, a management fee (the “Master Fund Management Fee”). The Master Fund Management Fee accrues monthly and is payable quarterly. The Master Fund Management Fee is calculated at the annual rate of 1.50% of the Master Fund’s Managed Assets (net assets, plus the amount of leverage for investment purposes) as of the end of each month, determined before giving effect to the payment of the Master Fund Management Fee being calculated or to any purchases or repurchases of shares of the Master Fund or any distributions by the Master Fund. The Master Fund Management Fee payable by the Master Fund for any partial calendar quarter will be prorated to reflect the portion of the calendar quarter in which BREIA is acting as an investment adviser. However, no Master Fund Management Fee is payable by the Master Fund to BREIA under the Master Fund Investment Management Agreement with respect to any period during which the only investment security held by the Master Fund is that of another registered investment company. In addition, under the Master Fund Investment Management Agreement, the Master Fund pays to BREIA an incentive fee determined as of the end of the fiscal year in an amount equal to 15% of the amount by which the Master Fund’s net capital appreciation for each fiscal period ending within or coterminous with the close of such fiscal year exceeds the balance of the loss carryforward account and any allocated management fee expense for such fiscal period.

The Master Fund Investment Management Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by BREIA to the Master Fund or, if the board of trustees of the Master Fund or the holders of a majority of the Master Fund’s outstanding voting securities determine that the Master Fund Investment Management Agreement should be terminated, by the Master Fund to BREIA.

Except as described in Item 4 of this Schedule 13D, including with regards to certain of their affiliates and employees pursuant to the Investment Management Agreement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of trustees of the Issuer with respect to the business and investment program of the Issuer, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 3, Item 4 and Item 6 of this Schedule 13D is hereby incorporated by reference.

(a) – (b) Based on information provided by the Issuer, the following disclosure assumes that there were 50 Advisor Class I Common Shares outstanding as of the date hereof.

As of the date hereof, BREIA is the direct holder of 50 Advisor Class I Common Shares representing 100% of the Advisor Class I Common Shares issued and outstanding as of the date hereof.

Blackstone Real Estate Special Situations Advisors L.L.C. is the sole member of BREIA. Blackstone Holdings I L.P. is the sole member of Blackstone Real Estate Special Situations Advisors L.L.C., and in that capacity, directs their operations. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P., and in that capacity directs its operations. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc., and in that capacity directs its operations. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and in that capacity directs its operations. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

The aggregate number and percentage of the Advisor Class I Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Advisor Class I Common Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than BREIA, to the extent of it directly holds Advisor Class I Common Shares reported on this Schedule 13D) is the beneficial owner of the Advisor Class I Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Except as set forth herein, none of the Reporting Persons have engaged in any transactions during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in this Item 6 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

The descriptions of the Investment Management Agreement, the Expense Limitation Agreement and the Master Fund Investment Management Agreement contained in Item 4 are incorporated herein by reference.

The descriptions of the Investment Management Agreement, the Expense Limitation Agreement and the Master Fund Investment Management Agreement contained in Item 4 and this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated April 10, 2014 among the Reporting Persons (filed herewith).

Exhibit B	Form of Investment Management Agreement by and between the Issuer and BREIA (filed on December 27, 2013 with the Issuer’s Registration Statement on Form N-2, file nos. 333-191906 and 811-22907, and incorporated by reference herein).

Exhibit C	Form of Expense Limitation Agreement by BREIA (filed on December 27, 2013 with the Issuer’s Registration Statement on Form N-2, file nos. 333-191906 and 811-22907, and incorporated by reference herein).

Exhibit D	Form of Investment Management Agreement by and between the Master Fund and BREIA (filed on December 27, 2013 with the Master Fund’s Registration Statement on Form N-2, file no. 811-22908, and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2014

BLACKSTONE REAL ESTATE INCOME ADVISORS L.L.C.

By:	/s/ Judy Turchin
Name: Judy Turchin
Title: Authorized Signatory

BLACKSTONE REAL ESTATE SPECIAL SITUATIONS ADVISORS L.L.C.

By:	/s/ Judy Turchin
Name: Judy Turchin
Title: Authorized Signatory

BLACKSTONE HOLDINGS I L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By:	Blackstone Group Management L.L.C.,
its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman